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--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 5                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER: 3235-0362
    LONGER SUBJECT TO                                                                                   EXPIRES: DECEMBER 31, 2001
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 1.0
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer
                                                                                                      (Check all applicable)
                                                                                                    Director             10% Owner
   Fulkrod        Ronald            E.          Woodward Governor Company      WGOV            ----                 ---
---------------------------------------------------------------------------------------------    X  Officer (give        Other
    (Last)        (First)        (Middle)    3. I.R.S. Identification    4. Statement for      ----          title  ---  (specify
                                                Number of Reporting         Month/Year                       below)       below)
                                                Person, if an entity        September 2001          Vice President
                                                (voluntary)
   5001 North Second Street
--------------------------------------------                            -------------------  ----------------------  -------------
                    (Street)                                             5. If Amendment,    7.  Individual or Joint/Group Filing
                                                                            Date of Original        (Check Applicable Line)
                                                                           (Month/Year)       X  Form filed by One Reporting Person
                                                                                             ---
                                                                                                 Form filed by More than One
                                                                                             ---
   Rockford        IL        61125-7001                                                          Reporting Person
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    (City)       (State)       (Zip)             TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or                               (I)         ship
                                                Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                              and 4)
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   Woodward Governor Company                                                                     948           D
   Common Stock
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   Woodward Governor Company                                                                  10,527            I         Stock Plan
   Common Stock
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the Form is filed by more than one reporting person, SEE Instruction 4(b)(v).

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FORM 5 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                 -----------------------

                                                                                                 Date        Expira-
                                                             ----------------------------------- Exer-       tion
                                                                                                 cisable     Date
                                                              Code    V        (A)        (D)
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    Nonqualified Stock Option          $16.625     01/10/1996                                  11/18/1996    01/17/2006
    (right to buy)
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    Nonqualified Stock Option          $23.50      11/18/1996                                  11/18/1996    11/17/2006
    (right to buy)
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    Nonqualified Stock Option          $32.25      11/17/1997                                  11/17/1997    11/16/2007
    (right to buy)
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    Nonqualified Stock Option          $32.00      01/14/1998                                  01/14/1998    01/13/2008
    (right to buy)
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    Nonqualified Stock Option          $22.00      11/16/1998                                  11/16/1998    11/15/2008
    (right to buy)
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    Nonqualified Stock Option          $24.75      11/15/1999                                  11/14/2000(c) 11/15/2009
    (right to buy)
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    Nonqualified Stock Option          $41.813     11/21/2000                                  11/20/2001(c) 11/20/2010
    (right to buy)
------------------------------------------------------------------------------------------------------------------------
    Phantom Stock Units                1-for-1     11/21/2000                                  (1)           (1)
------------------------------------------------------------------------------------------------------------------------

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7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rities         ership
                                       5)         Owned          Beneficially  (Instr. 4)
                                                  at End         Owned at
                     Amount or                    of             End of
       Title         Number of                    Month          Month
                     Shares                       (Instr. 4)     (Instr. 4)
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   Common Stock        2,900(a)                    2,900         D
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   Common Stock        8,000(b)                   10,900         D
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   Common Stock        1,223(b)                   12,123         D
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   Common Stock          459(b)                   12,582         D
------------------------------------------------------------------------------------------
   Common Stock        5,000(b)                   17,582         D
------------------------------------------------------------------------------------------
   Common Stock        8,000(b)                   25,582         D
------------------------------------------------------------------------------------------
   Common Stock       13,000(b)                   38,582  	     D
------------------------------------------------------------------------------------------
   Common Stock        1,943         $41.813      40,525         D
------------------------------------------------------------------------------------------

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Explanation of Responses:
(a) Stock options originally granted on January 17, 1996 under the Woodward Governor
    Company 1996 Long-Term Incentive Compensation Plan remaining upon partial attainment of performance goals for Fiscal Year 1996.
(b) Grant to reporting person of option to buy shares of common stock under the Woodward
    Governor Company 1996 Long-Term Incentive Compensation Plan is an exempt transaction under Rule 16b-3.
(c) Shares become exercisable at the rate of 25% per year beginning one year from date of grant.
(1) The phantom stock units were accrued under the Woodward Governor Company Unfunded
    Deferred Compensation Plan No. 2 and are to be settled in 100% cash upon separation from the Company.

                                                                                        Ronald E. Fulkrod         November 9, 2001
                                                                                  ------------------------------- ----------------
**Intentional misstatements or omissions of facts constitute                      **Signature of Reporting Person       Date
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

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